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05035959

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:COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41811

RECEIVED FEB 2 5 2005 MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PA Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2187 Atlantic Street
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin 949/219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

PROCESSED MAR 1 5 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/05 S-S

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PA Distributors LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIAN E. PRIMOZIC
COMM. #1354692
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires May 31, 2006

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
PA Distributors LLC:

We have audited the accompanying consolidated statement of financial condition of PA Distributors LLC (formerly known as PIMCO Advisors Distributors LLC) and subsidiary (the Company) as of December 31, 2004 and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of PA Distributors LLC and subsidiary as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

KPMG LLP

February 17, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2004

Assets

Current assets:		
Cash and cash equivalents	$	91,802,011
Distribution and servicing fees receivable		28,906,896
Receivable from affiliates		7,843,537
Prepaid expenses		492,260
Other current assets		904,390
Total current assets		129,949,094
Deferred sales charges		3,710,277
Fixed assets, net of accumulated depreciation of $5,560,780		596,808
Other noncurrent assets		32,308
Total assets	$	134,288,487

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	20,439,313
Accrued compensation		15,405,963
Commissions payable		39,712,731
Payable to affiliates		14,931,401
Other current liabilities		82,004
Total current liabilities		90,571,412
Member's capital		43,717,075
Total liabilities and member's capital	$	134,288,487

See accompanying notes to consolidated financial statements.

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2004

Revenues:		
Servicing fees	$	136,617,730
Distribution fees		99,386,234
Marketing service fees		75,876,542
Sales fees and other		16,338,099
Interest income		393,375
Total revenues		328,611,980
Expenses:		
Commissions		216,382,400
Compensation and benefits		48,097,049
Regulatory matters		41,100,000
Marketing and promotional		13,859,698
General and administrative		8,864,463
Professional		2,701,160
Occupancy and equipment		1,890,926
Insurance		242,882
Other, net		14,752
Total expenses		333,153,330
Net loss	$	(4,541,350)

See accompanying notes to consolidated financial statements.

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2004

Member's capital, beginning of year	$	43,258,425
Net loss		(4,541,350)
Contributions received		15,000,000
Distributions paid		(10,000,000)
Member's capital, end of year	$	43,717,075

See accompanying notes to consolidated financial statements.

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (4,541,350)
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	847,976
Change in:	
Fees receivable	(4,273,927)
Receivable from affiliates	(353,783)
Prepaid expenses	831
Other current assets	(517,367)
Deferred sales charges	1,383,218
Other noncurrent assets	(32,308)
Accounts payable and accrued expenses	(7,437,380)
Accrued compensation	(7,293,166)
Commission payable	7,261,236
Payable to affiliates	7,352,804
Other current liabilities	(391,582)
Net cash used in operating activities	(7,994,798)
Cash flows from investing activities:	
Purchases of fixed assets	(235,336)
Net cash used in investing activities	(235,336)
Cash flows from financing activities:	
Capital contribution from parent	15,000,000
Capital distributions to parent	(10,000,000)
Net cash provided by financing activities	5,000,000
Net decrease in cash and cash equivalents	(3,230,134)
Cash and cash equivalents, beginning of year	95,032,145
Cash and cash equivalents, end of year	$ 91,802,011

See accompanying notes to consolidated financial statements.

(1) Organization and Business

PA Distributors LLC (PADCO), formerly known as PIMCO Advisors Distributors LLC, is a single member limited liability company wholly owned by PA Retail Holdings LLC (PARH), formerly known as PIMCO Advisors Retail Holdings LLC, which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP), formerly known as Allianz Dresdner Asset Management of America L.P. PADCO is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As such, it serves as the distributor and provides shareholder services to certain institutional and retail mutual funds (Proprietary Funds) for which AllianzGI LP and its subsidiaries provide investment management and advisory services.

The Proprietary Funds include retail mutual funds (PIMCO Retail Funds) of two open-end investment management companies, the PIMCO Funds: Pacific Investment Management Series (PIMS), and the PIMCO Funds: Multi-Manager Series (MMS). PADCO also acted as distributor for the institutional classes of PIMS and MMS.

Allianz AG indirectly owns the majority interest of AllianzGI LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

PADCO does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of PADCO and its wholly owned subsidiary, PA Advertising Agency, Inc. (PA Advertising). PA Advertising was formed in 1997 for the purpose of providing advertising services to PADCO. All significant intercompany items have been eliminated in consolidation.

(b) Cash and Cash Equivalents

PADCO has an arrangement with one of its financial institution's such that excess cash is invested in the financial institution's money market funds. At December 31, 2004, this investment is $89,183,000. Management considers investments in money market funds to be cash equivalents for purposes of the consolidated statement of cash flows. This investment is carried at cost, which approximates market. The Company also maintains cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(c) Depreciation and Amortization

Office equipment, furniture, and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally five years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

(d) *Income Taxes*

PADCO is not subject to federal and state income tax. Ultimately, all partners of AllianzGI LP are responsible for taxes, if any, on their proportionate share of PADCO's taxable income.

(e) *Distribution and Servicing Fees*

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(f) *Marketing Service Fees*

PADCO and PA Fund Management LLC (PAFM), formerly known as PIMCO Advisors Fund Management LLC, a wholly owned subsidiary of PARH, have a marketing services agreement whereby PAFM compensates PADCO for the acquisition of new assets under management. Marketing servicing fees are recognized as the services are performed.

(g) *Sales Fees*

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(h) *Deferred Sales Charges*

PADCO offers for sale a B class of mutual fund shares. Under this share structure, PADCO advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds or through contingent deferred sales charges collected from the share purchaser.

(i) *Impairment of Long-Lived Assets*

PADCO reviews its fixed assets and deferred sales charge assets as well as other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset.

(j) *Use of Estimates*

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

(k) *Fair Value of Financial Instruments*

The carrying value of PADCO's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(Continued)

(3) Fixed Assets

The major classifications of fixed assets at December 31, 2004 are as follows:

Office equipment, furniture, and fixtures	$	4,897,923
Leasehold improvements		1,259,665
Total fixed assets		6,157,588
Less accumulated depreciation		5,560,780
	$	596,808

The Company recorded depreciation expense of $376,790 for the year ended December 31, 2004.

(4) Revenues

Pursuant to the distribution agreements with the various PIMCO Retail Funds, PADCO acts as principal underwriter for such funds. For providing such services, PADCO receives distribution fees, servicing fees, and contingent deferred sales charges.

PADCO receives a distribution fee equal to 0.75% of the fund's average daily net assets attributable to the Class B and Class C shares and 0.25% in the case of Class R shares of each PIMS and MMS fund, except that the fee is 0.50% per annum in the case of the Low Duration, Real Return Bond, Municipal Bond, and StocksPLUS Funds for Class C shares, 0.30% in the case of the PIM Floating Income, Short Duration Muni Bond, and Short-Term Fund for Class C shares, and 0% in the case of the Money Market Fund for Class C shares.

PADCO receives a servicing fee from each PIMS or MMS fund equal to 0.25% of the average daily net asset value of the Class A, Class B, Class C, Class D, and Class R shares, except with respect to Class A and Class C shares of the Money Market Fund for which it is 0.10% per annum.

Contingent deferred sales charges are received on the Class A, Class B, and Class C shares from the PIMS and MMS funds if an investor redeems an amount which causes the current value of the investor's account to fall below the total dollar amount of investments made during the past five years, except that no sales charge is imposed if the portion of the investment redeemed is attributable to reinvested dividends or capital gains distributions, or is derived from increases in the value of the account above the amount invested during the past five years. The contingent deferred sales charge on Class B shares in the first year following purchases is 5% of the net asset value per share and decreases to 1% of such amount in the sixth year. There is no charge after a six-year holding period. The Class B shares will convert to Class A shares after they have been held for seven years. The contingent deferred sales charge on purchases made on or after July 1, 1991 (new Class C shares) is 1% during the first 12 months after the purchase and nothing thereafter.

PADCO receives a sales commission (up to 5.5% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of PIMS and MMS Class A shares. PADCO receives no sales commission on sales of PIMS and MMS Class B and Class C shares.

(Continued)

(5) Commissions and Other Payouts

PADCO pays initial and trail commissions with respect to the PIMS and MMS funds to participating brokers at rates set by management. Initial commissions are paid for the sale of new Class B shares at a rate of up to 4% of the sale amount. Initial commissions are paid for the sale of new Class C shares at a rate of up to 1% of the sales amount.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of such average daily net assets for the PIMS and MMS funds.

In connection with the distribution of the Class B shares, PADCO advances commissions to independent brokers and is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds and from contingent deferred sales charges collected from the share purchaser. For the year ended December 31, 2004, approximately $33,929,000 was paid to brokers under this program, which is included in deferred sales charges.

(6) Related Party Transactions

AllianzGI LP provides office space and certain accounting and administrative services to PADCO. The amount charged for such services aggregated $1,770,000 during 2004.

The payable to affiliates includes cash to be paid to AllianzGI LP in connection with various operating agreements between PADCO and AllianzGI LP.

PADCO earned $75,356,000 of marketing service fees from PAFM and $521,000 from other affiliates during 2004.

On a monthly basis, PADCO sold to PAFM at book value the then existing rights to future deferred sales charges and distribution fees related to Class B retail shares. Such sales aggregated approximately $36,083,000 during 2004.

(7) Benefit Plans

AllianzGI LP is the sponsor of a defined benefit contribution employee savings and investment plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible to participate in the plan following the later of attainment of age 21 or the completion of one year of credited service. PADCO matches and contributes an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by PADCO related to this plan during the year was $988,000.

Effective January 1, 2003, an additional element has been added to the plan, which allows PADCO to contribute an additional amount ranging from 5.4% to 10.8% of eligible compensation to the retirement plan. The amount of expense incurred in 2004 by PADCO related to the additional feature was $1,191,000.

AllianzGI LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of management of highly compensated employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AllianzGI LP.

AllianzGI LP has a profit sharing plan and an incentive compensation program that compensates participants on the basis of profitability and provides discretionary bonuses. Compensation under these programs was $16,862,000 for the year ended December 31, 2004 and is included in compensation and benefits in the accompanying consolidated statement of operations.

(8) Regulatory Matters

During 2004, PADCO, PAFM, and PEA Capital LLC, an indirectly wholly owned subsidiary of AllianzGI LP, reached settlements with the Securities and Exchange Commission and the Attorney General of the States of New Jersey and California totaling $88.6 million related to mutual fund industry issues, including market timing, as well as revenue sharing and directed brokerage practices. PADCO's portion of these settlements is reflected in the consolidated statement of operations for the year ended December 31, 2004 totaling $41.1 million.

(9) Contingencies

PADCO is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on PADCO's financial statements or business.

(10) Commitments

PADCO leases office space under noncancelable leases with terms in excess of one year. Future minimum payments are as follows:

Year ending December 31:		
2005	$	752,111
2006		770,997
2007		781,111
2008		799,997
2009		810,110
Thereafter		549,054
Total	$	4,463,380

Rent expense in connection with these agreements was $781,880 for the year ended December 31, 2004.

(11) Net Capital

PADCO is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, PADCO had net capital of $15,427,513, which was $9,389,419 in excess of its required net capital of $6,038,094. PADCO's net capital ratio was 5.87 to 1.

Schedule 1

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Capital	$	43,717,075
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		7,843,537
Net fixed assets		596,808
Other nonallowable assets		18,065,559
		26,505,904
Net capital before haircuts on securities positions		17,211,171
Haircuts on securities:		
Money market funds		1,783,658
Net capital	$	15,427,513
Computation of basic net capital requirement:		
Aggregate indebtedness	$	90,571,412
Ratio of aggregate indebtedness to net capital		5.87 to 1
Minimum net capital required (the greater of $25,000 or 6.67% of aggregate indebtedness)	$	6,038,094
Excess net capital		9,389,419

Note:

The computation of net capital under Rule 15c3-1 as of December 31, 2004 computed by PA Distributors LLC and subsidiary in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 25, 2005, does not materially differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

Schedule 2

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

PA DISTRIBUTORS LLC
(Formerly Known as PIMCO Advisors Distributors LLC)
AND SUBSIDIARY

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG
KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
PA Distributors LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PA Distributors LLC and subsidiary (the Company) for the year ended December 31, 2004, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 17, 2005